SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of June, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the press release published by Banco de Chile on June 17, 2005, regarding the special preemptive offer of shares in connection to the program to repurchase its common stock.

SPECIAL PREEMPTIVE OFFER OF BANCO DE CHILE SHARES
ARTICLE 27 C OF LAW 18,046

Banco de Chile (hereinafter the “Offeror”), offers to sell preemptively 733,171,835 shares issued by Banco de Chile, the equivalent of 1.08% of all shares issued. The offer is made to the shareholders as indicated in paragraph III of this notice in accordance with the Program to Repurchase its Common Stock as agreed upon at the Extraordinary General Shareholders Meeting of Banco de Chile held on March 20, 2003, and approved through letter No. 6650 of the Superintendency of Banks and Financial Institutions dated June 5, 2003, supplemented by letter No. 7937 of that same Superintendency dated July 2, 2003 (the “Offer”). This Offer shall also be governed by the provisions of Resolution No.1194-01-050505 of the Council of the Central Bank de Chile dated May 5, 2005.

I.- IDENTIFICATION OF THE OFFEROR

Banco de Chile is a banking corporation, taxpayer identification No.97,004,000-5, domiciled at Paseo Ahumada 251, a subsidiary of LQ Inversiones Financieras S.A., taxpayer identification No.96,929,880-5, in turn a subsidiary of Quiñenco S.A, an open corporation engaged in investments, taxpayer identification No.91,705,000-7. Both are domiciled at Enrique Foster Sur 20, 14th floor, borough of Las Condes, Santiago, in turn controlled by the Luksic Group. The major shareholders in Banco de Chile are: SM Chile S.A., Sociedad Administradora de la Obligación Subordinada SAOS S.A., and LQ Inversiones Financieras S.A.

II.- RESOLUTION AND AMOUNT OF THE ISSUE

1. During the Banco de Chile Board of Directors Meeting No. 2596 held on March 24, 2005, it was resolved to initiate the process of selling the shares acquired under the Repurchase Program agreed upon at the Extraordinary General Shareholders Meeting held on March 20, 2003 and approved by the Superintendency of Banks and Financial Institutions letter No. 6650 of June 5, 2003, hereinafter the (“Program”).

2. During the Banco de Chile Board of Directors Meeting No.2601 held on June 9, 2005, it was agreed to offer 733,171,835 shares during a special preemptive offer period, that is 43.08% of the shares acquired under the aforementioned Repurchase Program, to the Series A, B and D shareholders of Sociedad Matriz del Banco de Chile S.A., at the rate of 0.06111 shares for each share in any of the series indicated. The sale price, set by Resolution No.1194-01-050505 of the Board of the Central Bank of Chile dated May 5, 2005, is equal to 0.002031 Unidades de Fomento per share.

III.- SHAREHOLDERS ENTITLED TO PARTICIPATE IN THE OFFER.

The shareholders of the Series A, B and D of Sociedad Matriz del Banco de Chile S.A. entitled to acquire pro rata the shares offered for sale shall be those whose shares are registered in the shareholders register of that company on June 17, 2005.

In addition to the payment of the share sale price indicated in paragraph V, the shareholders should have paid the Option Price, had this proven positive, calculated as indicated in the following paragraph IV.

IV.- OPTION PRICE.

The option price shall be calculated in accordance with the procedure set by the Central Bank of Chile in its Resolution 1194-01-050505 of May 5, 2005, which states that the option price may not be less than the difference between the average market trading price of the share of Banco de Chile in the period comprising the five market business days prior to the acquisition of the said option and the Chilean peso equivalent to 0.002031 Unidades de Fomento per share. Should the result of this calculation be a negative value, the option, or subscription right, shall be transferred free of charge.

V.- CHARACTERISTICS OF THE OFFER

         1.     As many as 733,171,835 shares issued by Banco de Chile shall be sold in this Special Preemptive Offer. The shares offered are free of liens, title retention, attachments and/or prohibitions affecting their free transferability.

         2.     The Offer shall remain in effect from 9:00 a.m. on June 23, 2005 to 5:00 p.m. on July 22, 2005.

         3.     Each share that has the right to purchase shall have the option of purchasing up to 0.06111 shares offered for sale.

         4.     The sale price shall be 0.002031 Unidades de Fomento per share.

         5.     The Option Price should also be paid, as indicated in paragraph IV above.

VI.- PROCEDURES FOR ACCEPTING THE OFFER

Shareholders wishing to accept the Offer should pay the Option Price as indicated in paragraph IV above, signing a Declaration of Acceptance of the Special Preemptive Option, and later, if they should so decide, sign a share transfer as purchaser, for all the shares they wish to purchase, solely during the period of this option, set out in No.2 of Paragraph V above, in the Shares Department of Banco de Chile, 975 Augustinas Street Office 517. They should also furnish the following documents: (a) Photocopy of both sides of the identity card of the individual or of their representative, as the case may be, or of the representative of the corporate shareholder, whose original should be presented at the time the Declaration or Acceptance of the Special Preemptive Option and/or share transfer is signed; (b) Original or authenticated copy of the power of attorney in effect by which the representatives of the shareholders are acting, which should contain sufficient powers of representation and be executed or authenticated before a notary public; and (c) An authenticated copy of the legal information on corporations.

VII.- PAYMENT OF THE PRICE.

The price of the options accepted shall be paid at sight to Banco de Chile at the time the Declaration of Acceptance of the Special Preemptive Option is signed.

The price of the shares acquired shall be paid at sight to Banco de Chile at the time the share transfer is signed.

VIII.- PUBLICATIONS AND INFORMATION

All publications that are or must be made because of this Offer shall be made in the “El Mercurio”newspaper of Santiago. Further information can be obtained in the Shares Department of Banco de Chile, phone 653 3583, or in the offices of BANCHILE Corredores de Bolsa S.A., located at 975Agustinas Street, 2nd floor, phone 800-202-820, from Monday to Friday from 9:00 a.m. to 6:00 p.m.

IX.- OBSERVATIONS.

If not all the shares offered are disposed of within the term stated in paragraph V No.2, any remaining such shares shall be offered for sale on the stock exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lanvín General Manager